MEMORANDUM

TO:	Shareholders of Alphabet Inc. (GOOGL)

FROM:	Clean Yield Asset Management, proponent of 2016 Shareholder Proposal seeking (Proposal No. 7)

DATE:	May 26, 2016

Clean Yield Asset Management seeks your support FOR Proposal No. 7 on the 2016 Alphabet, Inc. proxy ballot. The Resolved Clause reads:

The shareholders of Alphabet Inc. ("Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

1)	Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to (a) participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.
2)	Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including:

a)	The identity of the recipient as well as the amount paid to each; and
b)	The title(s) of the person(s) in the Company responsible decision-making.

The report shall be presented to the board of directors or relevant board committee and posted on the Company's website within 12 months from the date of the annual meeting.

Payments used for lobbying are not encompassed by this proposal.

The full text of the proposal is included as an appendix to this memo. Our case in support of the proposal follows.

Alphabet, Inc. contributes a significant amount to political races

According to the Center for Responsive Politics, in the last decade, Alphabet gave nearly $3 million to federal candidates; $788,000 to committees; and $275,000 to national parties. According to the National Institute for Money in State Politics, from 2009 through 2014, Alphabet contributed more than $4 million to candidates and committees in state and local races.

These figures do not include the undisclosed amounts that Alphabet may be contributing to so-cal led "dark money" nonprofits such as trade associations and 501(c)(4)s. In the 2012 and 2014 election cycles spent more than $474 million combined.1

They also do not count the company's PAC spending, which are not covered by this proposal. PAC spending amounted to nearly $4.6 million in the same period. Nor do they include the approximately $52.5 million between 2010 and 2014 on federal lobbying, according to Senate reports. A companion proposal on this year's ballot, Proposal No. 6, is seeking greater disclosure of lobbying expenditures and we urge shareholders to vote in favor of it as well.

Alphabet's political disclosure lags its peer group

As measured by the CPA-Zicklin Index of Corporate Political Disclosure and Accountability, a widely-cited benchmark for corporate political spending disclosure, Alphabet greatly lags its closest peer companies and the S&P 500. The Index rates companies on disclosure, policy breadth, and oversight.

The company scored 33% on the Index's scale, putting it in the bottom fourth quintile.

By comparison, Alphabet's closest peers scored much better. Facebook's score was 53%, Yahoo's 71%, Microsoft's 96%, and Apple's 77%. Among companies identified by Alphabet as its wider peer group2, the median 2015 Index score was 77%. Alphabet's score is also significantly lower than the average among the nearly 300 companies studied by the CPA-Zicklen Index in 2014 and 2015, which was 50%.

Critically, Alphabet fails to disclose contributions made to state ballot measures, national committees, and the proportion of its payments to trade associations or other tax-exempts groups are used for political purposes. Alphabet funds about 140 trade associations and other nonprofits across the political spectrum, including some working on privacy, political spending and antitrust issues.3

_____________________________
1 "Political Nonprofits (Dark Money)," OpenSecrets.org at http://bit.ly/1qgCT51.
2 The following companies are defined as peers in the 2015 proxy statement for purposes of benchmarking executive compensation: Amazon, Apple, Cisco, eBay, Facebook, Hewlett Packard, Intel, IBM, Microsoft, Oracle, Qualcomm, Disney and Yahoo.
3 "Google Under Scrutiny Over Lobbying Influence on Congress and White House," The Guardian, December 18, 2015 at http://bit.ly/1NsTeeH.

Alphabet's reputation has suffered due to its large political footprint
In December 2015, a two-part exposé in The Guardian detailed how Alphabet, then Google, "enlisted members of the US congress, whose election campaigns it had funded, to pressure the European Union to drop a €6 billion antitrust case." According to the articles, CEO Larry Page met privately with the European Commission chief to lobby against the Commission's antitrust case, "despite being warned by EU officials that it would be inappropriate to do so." Senators and congressional representatives of both parties were recruited to write to members of the European parliament "in a series of similar – and in some cases identical – letters to key [members]." European observers described Alphabet's pressure campaign as "unprecedented." 4

Critics say that while the firm born in a garage in 1998 tries to present itself as breaking the mould, it has an army of more than a hundred lobbyists and buys influence just as big corporations have done for decades. Google has reportedly spent more money on federal lobbying than any other company since 2012.
….

"Where Google stops and government starts is hard to tell. They're backers of Barack Obama and it's well known in Washington how it's done," said an antitrust lawyer based in Washington. "I've heard instances of Google calling the White House to say they're unhappy about appointments. They don't just buy off politicians; they buy off the ecosystem, including advocacy groups and think tanks."5

These activities invite legal and reputation risk for the company, and contribute to the public's worst suspicions that the U.S. political system is rigged in favor of large donors, which is driving political instability in the U.S. In the 2014 election cycle, business interests spent $1 billion on state candidates and committees.6

Alphabet has failed to deliver on assurances of additional disclosure

Two years ago, responding to a question regarding the company's political spending at the 2014 stockholder meeting, CEO Eric Schmidt replied:

Let me summarize your request. We need to be more transparent? Is that right? We get it. We've heard that from a number of other shareholders, so let us come back with some ideas. We got a very clear set of messages from a number of shareholders about this transparency issue already.7

_____________________________
4 "Revealed: How Google Enlisted Members of US Congress it Bankrolled to Fight $6bn EU Antitrust Case," December 17, 2105 at http://bit.ly/1P8TPCK.
5 See footnote 4.
6 "Do Political Business in the Daylight," op-ed by Bruce Freed, US News, April 6, 2016 at http://bit.ly/1Ypr5ZS.
7 See https://www.youtube.com/watch?v=wcFTklq2-lI.

Beyond updating its web site to include more recent political contributions, Alphabet has failed in the two years to address the core concern of those pressing for greater transparency: disclosure of the dark money conduits addressed in this proposal. Hundreds of millions of corporate dollars flow through so-called "dark money" nonprofits such as trade associations and 501(c)(4)s.8

In conclusion

Alphabet is without dispute one of the most power companies on earth. Former Federal Election Commission Chair Ann Ravel has said, "The tech companies, in some ways, have a particular obligation here to disclose. What is so significant about the Internet and technology is that is has such a great power to democratize. And I would think that the ethos of the Internet should be applicable to these companies as well. It should be in their public interest to be consistent and disclose."9

Full disclosure is certainly in shareholders' interests, as only transparency can help us assess whether Alphabet is capably managing the full range of legal, reputation and market risks that accrue from assuming a prominent role in Washington and other world capitals.

For these reasons, we urge you to cast your vote FOR Proposal No. 7 on the 2016 Alphabet proxy ballot.

_____________________________
8 See footnote 6.
9 "Tech Companies Aren't So Transparent When It Comes to Politics," San Francisco Chronicle, May 29, 2015 at http://bit.ly/1RKB49L.